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MAR 01 2018
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SE 18005367

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Starshak (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DANICA MUNSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/12/21

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on STARSHAK WINZENBURG & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to STARSHAK WINZENBURG & CO. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.'s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

We have served as STARSHAK WINZENBURG & CO.'s auditor since 2006.

Lake Forest, Illinois
February 14, 2018

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		102,505
Accounts receivable		4,208
Prepaid expenses		18,265
Total current assets		$ 124,978
FIXED ASSETS:		
Office equipment	$ 42,542	
Less — Accumulated depreciation	(37,846)	4,696
OTHER ASSETS:		
FINRA and security deposits		5,469
Total assets		$ 135,143

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 10,040
Accrued expenses		6,250
Deferred rent		2,410
Total current liabilities		$ 18,700
STOCKHOLDER'S EQUITY:		
Common stock –		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	2,089,917	
Retained deficit	(2,023,974)	116,443
Total liabilities and stockholder's equity		$ 135,143

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE:		
Management and investment advisory income		$ 240,153
Rental income		18,000
Total revenue		$ 258,153
OPERATING EXPENSES:		
Employee compensation and benefits	$ 247,475	
Payroll taxes and expenses	12,274	
Subcontractor fees	38,851	
Insurance	4,305	
Occupancy	78,577	
Computer and office supplies	6,569	
Depreciation	2,001	
Communication and data processing	8,355	
Postage and delivery	509	
Dues and subscriptions	55,966	
Professional fees	21,870	
Regulatory fees, taxes and license expenses	10,378	
Education meetings and expenses	7,479	
Travel expenses	6,735	
Advertising	293	
Meals and entertainment	12,877	
Donations	600	515,114
Net loss		$ (256,961)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2017	$ 50,500	$ 1,799,917	$ (1,767,013)	$ 83,404
Contributions	-	290,000	-	290,000
Net loss	-	-	(256,961)	(256,961)
Balances at December 31, 2017	$ 50,500	$ 2,089,917	$ (2,023,974)	$ 116,443

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (256,961)
Adjustments to reconcile net loss to net cash used for operating activities —	
Depreciation	2,001
Impact from changes in cash and cash equivalents —	
Accounts receivable	22,229
Prepaid expenses	(730)
Other assets	(185)
Accounts payable	296
Accrued expenses	(3,125)
Deferred rent	(5,317)
Net cash used for operating activities	$ (241,792)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions to additional paid-in capital	$ 290,000
NET INCREASE IN CASH	$ 48,208
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	54,297
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 102,505

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company —

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC) and is a registered broker/dealer with the Securities and Exchange Commission (SEC).

Income Recognition —

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services and fees earned from merger-and-acquisition and financial restructuring advisory services. The Company also provides other financial services, such as providing financial fairness opinions and constructing specialized financial models for clients. Rental income is generated from sub-leased real property. All sales are recorded on settlement date. Advisory fees and rental income are recognized as earned.

Cash and Cash Equivalents —

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments —

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company maintains cash accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses and management believes it is not exposed to any significant credit risk on cash.

The Company derived 98% of its management and advisory income from three clients for the year ended December 31, 2017.

Accounts Receivable —

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms. An allowance for doubtful accounts may be recorded based on management's estimate of the receivables that will be collected based on historical experience. At December 31, 2017, management determined that no allowance for doubtful accounts was necessary.

Fixed Assets —

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment not fully depreciated is three to seven years, depending on the asset.

Income Taxes —

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

The State of Illinois imposes a 1.5% replacement tax on the taxable earnings of S Corporations. At December 31, 2017, the Company has an Illinois net operating loss carry forward for tax purposes as follows:

	Amount	Expires
2006	$ 73,000	2018
2007	208,000	2019
2008	84,000	2020
2009	90,000	2021
2010	88,000	2022
2011	185,000	2023
2012	198,000	2024
2013	211,000	2025
2014	366,000	2026
2015	340,000	2027
2016	280,000	2028
2017	235,000	2029
	$ 2,358,000	

The net operating loss carry forward represents a deferred tax asset of approximately $35,000. Due to the uncertainty of future realization of this asset, a 100% valuation allowance was recorded against it at December 31, 2017.

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions on income tax returns. Management has determined that all of the Company's tax positions have a greater than 50% chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

The Company's federal income tax returns prior to 2014 are closed. State jurisdictions have statutes of limitations that generally range from three to five years.

Use of Estimates —

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) LEASE COMMITMENT:

The Company leases its office under a non-cancelable operating lease which expires on May 31, 2018. Under the terms of the lease, the Company received rent abatement for the first five months. After the rent abatement period, rent was set at $3,548 per month with annual increases of approximately 3%. The Company is also responsible for a pro rata share of real estate taxes and operating expenses. The Company has executed a lease extension through May 31, 2023 under similar terms and with an initial base rent of $4,229 per month. Future minimum rent payments, which include three-months' rent abatement in 2018, are as follows:

2018	$36,521
2019	51,636
2020	53,175
2021	54,773
2022	56,424
2023	23,800
	$ 276,328

Rent expense, including taxes and expenses, was $75,437 in 2017.

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital (as defined under Rule 15c3-1) of $83,605 which was $78,605 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2017 was 22%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2017.

(4) RELATED PARTY TRANSACTION:

The Company's shareholder is a trustee of a limited purpose trust (the "Trust"). The Company does business with the Trust, and revenues from the Trust were $78,500 in 2017.

(5) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2017, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the date of this report, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

NET CAPITAL:	
Total stockholder's equity from statement of financial condition	$ 116,443
Deduction and/or charges	
Nonallowable assets from statement of financial condition	
Petty cash	$ 200
Accounts receivable	4,208
Prepaid expenses	18,265
Fixed assets, net	4,696
FINRA and security deposits	5,469
Total nonallowable assets	$ 32,838
Net capital	$ 83,605
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities from statement of financial condition	$ 18,700
Percentage of aggregate indebtedness to net capital	22%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$ 1,247
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 5,000
Excess net capital (net capital less required net capital)	78,605
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 77,605

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
STARSHAK WINZENBURG & CO.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) STARSHAK WINZENBURG & CO. identified the following provisions of 17 C.F.R. §15c3-3(k) under which STARSHAK WINZENBURG & CO. claimed an exemption from 17 C.F.R. §240.15c-3-3(k)(2)(i) (the "exemption provisions") and (2) STARSHAK WINZENBURG & CO. stated that STARSHAK WINZENBURG & CO. met the identified exemption provisions throughout the most recent fiscal year without exception. STARSHAK WINZENBURG & CO.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about STARSHAK WINZENBURG & CO.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 14, 2018

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 14, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Starshak Winzenburg & Co. (the "Broker") is a broker/dealer registered with the SEC and FINRA.

- Broker claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2017.

- Broker is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    > *(k)(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".*

- Broker has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 through the period of January 1, 2017 through December 31, 2017 without exception.

- Broker has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period January 1, 2017 through December 31, 2017.

The above statements are true and correct to the best of my and the Broker's knowledge.

Signature: ____________________

Name and Title: Thomas A. Starshak, VP

Date: February 14, 2018

February 14, 2018

Mr. Joseph Starshak
Starshak Winzenburg & Co.
55 West Monroe Street, Suite 2530
Chicago IL, 60603-5008

In connection with our audit of the financial statements and supplemental information of Starshak Winzenburg & Co. (the Company) for the year ended December 31, 2017, we will issue our report thereon dated February 14, 2018. Professional standards require that we provide you with the following information related to our audit:

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted during the year and the application of existing policies was not changed during 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2017 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for income and accounts receivable.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

Management estimated uncollectible accounts receivable at zero based on management's experience with the specific clients that make up accounts receivable as well as with similar clients, and also based on subsequent cash collections. We evaluated the key factors and assumptions used to develop this estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We did not note any instances of potential bias in management's judgments about amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental schedules that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Starshak Winzenburg & Co. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

Mr. Joseph Starshak
Starshak Winzenburg & Co.

In planning and performing our audit of the financial statements of Starshak Winzenburg & Co. (the Company) as of and for the year ended December 31, 2017, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies under standards established of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any control deficiencies that we believe to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies:

Time Tracking:

Company employees record their time on excel spreadsheets which are forwarded to the office manager. This method of time tracking appears to be susceptible to omissions and inaccuracies and also may compromise the timeliness of time recording, which may result in billing errors. We recommend that the Company consider utilizing a separate time-tracking software.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

Sub-contractor Fees:

Sub-contractors engaged by the Company are generally paid at an agreed upon hourly rate for work performed. The office manager computes the amount owed and prepares the check. In 2017, we noted that a sub-contractor was underpaid by a material amount, resulting in an understatement of expense and liability. We recommend that management review the computation of amounts due and paid to sub-contractors and reconcile the hours shown on such computations to the hours billed to clients by the Company.

A separate letter communicating internal control deficiencies that are of a lesser magnitude than significant deficiencies and other recommendations has been issued to management.

This letter is intended solely for the information and use of management, the Board of Directors of Starshak Winzenburg & Co., and others within the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 14, 2018

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

February 14, 2018

Mr. Joseph Starshak
Starshak Winzenburg & Co.
55 West Monroe Street, Suite 2530
Chicago, IL 60603-5008

Dear Joe:

In accordance with our professional standards, we have previously communicated to you the significant deficiencies in Starshak Winzenburg & Co.'s internal control that we noted during our audit of the Company's December 31, 2017 financial statements. The items listed below, while not rising to the level of a significant deficiency or material weakness in the Company's internal control, are additional deficiencies in the Company's internal control which we wish to bring to your attention:

Expense Documentation

We noted that the Company does not retain receipts for many items charged to credit cards. We recommend that such receipts be retained for at least three years in the event of a tax agency audit. Receipts for meals should include a brief note stating who the meal was with and what was discussed.

HSA Policy

We recommend the Company prepare a written document summarizing its policy of making HSA contributions for employees. This document should address which employees are eligible for such contributions (for example, based on length of service or employee class) and the amount of such contributions. Additionally, we recommend that the Company make contributions to the HSA accounts on a quarterly basis rather than accruing contributions over several quarters.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

Northern Trust Account

Although William Welnhofer has been removed as a signor on the Northern Trust accounts, the savings account statement still shows him as the addressee. We recommend management contact Northern Trust to correct this.

Electronic File Back-up

We noted that the Company's files are backed up to a hard drive in the Company's office. We recommend that the Company periodically back up its files to off-site (e.g. cloud) storage.

If you have any questions on the above items or would like to discuss them further, please do not hesitate to call me.

Best regards,

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC